Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 24 DATED JUNE 13, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 13 dated January 4, 2007 (filed with the SEC on January 9, 2007), supplement no. 21 dated April 5, 2007 (filed with the SEC on April 11, 2007), supplement no. 22 dated May 9, 2007, and supplement no. 23 dated May 15, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	the execution of an agreement to acquire a six-story office building containing 160,539 rentable square feet in Alpharetta, Georgia.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of June 11, 2007, we had accepted aggregate gross offering proceeds of approximately $427.6 million.

Agreement to Purchase the Royal Ridge Building

We have entered into an agreement to acquire a six-story office building containing 160,539 rentable square feet (the “Royal Ridge Building”). On May 18, 2007, our external advisor, KBS Capital Advisors LLC, entered into a purchase and sale agreement with FSP Royal Ridge Corp. On June 5, 2007, our advisor assigned this purchase and sale agreement to us for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of the Royal Ridge Building is $33,000,000 plus closing costs. We intend to fund the purchase of the Royal Ridge Building with proceeds from this offering, but we may later place mortgage debt on the property.

The Royal Ridge Building is located on an approximate 13.2-acre parcel of land at 11680 Great Oaks Way in Alpharetta, Georgia. The Royal Ridge Building was completed in 2001 and is 96% leased by five tenants, including Virginia Surety Company, Inc. (51%) and Hagemeyer North America (38%). Both Virginia Surety Company, Inc. and Hagemeyer North America have subleases associated with their space. Virginia Surety Company, Inc. is the principal U.S. property and casualty insurance company of The Warranty Group, the world’s largest single-source provider of extended service plan solutions. Virginia Surety Company, Inc. is owned by an affiliate of the Onex Corporation, one of Canada’s largest companies specializing in raising private equity. Hagemeyer North America distributes electrical materials, safety products and industrial products and services throughout North America. It is a wholly owned subsidiary of Hagemeyer N.V., headquartered in the Netherlands.

The current aggregate annual base rent for the tenants of the Royal Ridge Building is approximately $2,300,000. As of June 2007, the current weighted-average remaining lease term for the current tenants of the Royal Ridge Building is approximately 5 years. The Virginia Surety Company, Inc. lease expires in November 2012, and the average annual rental rate for the Virginia Surety Company, Inc. lease over the remaining lease term is $16.51 per square foot. The Virginia Surety Company, Inc. has the right, at its option, to extend the lease for two additional three-year periods. The Hagemeyer North America lease expires in October 2012, and the average annual rental rate for the Hagemeyer North America lease over the remaining lease term is $14.91 per square foot. Hagemeyer North America, Inc. has the right, at its option, to extend the lease for two additional five-year periods.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $1,000,000 of earnest money.